MODERN DIVERSIFICATION

Horizon II | Client Guide



MEMBERS® Horizon Annuities are issued by
MEMBERS LIFE INSURANCE COMPANY

Not a deposit • Not guaranteed by any bank or credit union • May lose value
Not FDIC/NCUA insured • Not insured by any federal government agency

CUNA MUTUAL GROUP

Helping control the risks of retirement.

The current retirement landscape.

For most of us, the retirement landscape looks a lot different than the one our grandparents expected. We're faced with new risks and new realities.

Market volatility

We're part of a growing global investment marketplace that seems wildly unpredictable.

Interest rates

Interest rates can impact so-called "safe" investments and may make it difficult to earn a reasonable return.

Longevity

Most of us are living longer, more active lives, but often without the pension plans of the past.

Rising costs

Inflation steadily reduces the purchasing power of a retirement nest egg.

Defining the challenges.

Understanding what lies between you and a comfortable, confident retirement is the first step to getting where you hope to go. Here's what you need to know to make wise choices as you approach the road ahead.

Market volatility.

Investing for retirement may mean exploring the growth opportunities of the stock market, while recognizing the very real possibility for dramatic loss. Today, geopolitical events can create optimism one moment and anxiety the next. Economic news seems to favor small companies, then large. The technology sector can see meteoric rises and steep declines. **Welcome to the new normal of market volatility.**

S&P 500 Index 1997-2020[1]



1/31/20
+377%
12/31/96
ASIAN FINANCIAL CRISIS
3/24/00
+106%
10/9/02
DOT COM COLLAPSE
10/7/07
+101%
3/9/09
GLOBAL ECONOMIC CRISIS
-49%
-57%
1997
2002
2009
2020
CYCLE
CYCLE
CYCLE

The stock market moves in cycles. With stock market investing, the only thing you can be certain about is uncertainty. While analysts can't predict exactly when or why markets are going to shift — and are sometimes as surprised by big moves as the rest of us — there are a variety of financial indicators that can signal a change in a market cycle.

[1] Yahoo Finance, https://finance.yahoo.com/quote, January 2020. Past performance is no guarantee of future results. You may not invest directly in an index.

Interest rates.

As an alternative to the volatility of stocks, many investors choose bonds and certificates of deposit (CDs) for portfolio stability. **But neither is without risk.** A risk associated with bonds involves the inverse relationship between bond prices and interest rates. Over time, if interest rates rise, bond values typically go down. And the longer the term of the bond, the greater the risk of decline. In today's historically low rate environment, CDs don't offer much opportunity for growth. When you consider the impact of rising costs and taxes, your real rate of return on a CD may even be negative.



Rising interest rates
Falling interest rates
Interest
Bond
Interest
Bond
CYCLE 1953-1981
Average annual return on bonds = 2.48%[1]
CYCLE 1998-2017
Average annual return on bonds = 6.7%[1]



Historical CD Interest Rates 1988-2020[2]
10%
8%
6%
4%
2%
1988
1993
1998
2003
2008
2013
2018
2019
2020
6-Month CD Yield

You need time on your side.

When it comes to retirement, time can be your ally or your enemy. Here are some reasons why the smart thinking says to prepare yourself and your money for the long haul.

[1] U.S. Department of the Treasury and Ibbotson/Morningstar Fundamentals for Investors, 2018.
[2] Bankrate.com, Historical CD interest rates: 1984-2020, January 2020.

Longevity.

Life expectancy has increased dramatically over time, adding nearly two years to average lifespans since the year 2000. Not only are we living longer, a bigger part of our lives is spent in retirement. Today, most people will retire without the pension their grandparents enjoyed. Planning for the future means not only protecting your investments from market risks, but also finding ways to ensure your savings will last.

A 60-year-old married couple[1] has a:


99%

chance that one person will live to age 70


87%

chance that one person will live to age 80


44%

chance that one person will live to age 90


46%

Percentage of retirees citing health problems as the reason for retiring earlier than planned[3]

Health care requires more savings. Each day, Americans are faced with health challenges. Chronic disease is the leading cause of death and disability, and the primary driver of healthcare costs. Planning for retirement means saving for the unexpected healthcare costs you may face and Medicare may not cover.[2]



1 in 2

Adults in the U.S. has a chronic disease



7 in 10

Adults in the U.S. will require long-term care during their lives

[1] Life expectancy calculations are based on mortality data from the Society of Actuaries Retirement Participant 2000 Table.
[2] US National Library of Medicine, ncbi.nlm.nih.gov, An Empirical Study of Chronic Diseases in the United States: A Visual Analytics Approach to Public Health, March 1, 2018.
[3] Napa-net.org, Half of Retirees Retired Earlier Than Planned, But Not Necessarily by Choice, February 9, 2018.

Rising costs.

Inflation continuously impacts the price of the goods and services you buy, and over time it really adds up. You must ensure your savings will be enough to keep pace with rising costs over the years—20, 30 or more—that you'll spend in retirement.

	First Class postage	One dozen eggs	Gallon of gas	1 year college tuition	New car	New house	1 year nursing home care
1987	$0.24[1]	$0.65[1]	$0.89[1]	$3,190[2]	$10,305[1]	$92,000[3]	$13,866[4]
2019	$0.55[5]	$1.58[5]	$2.38[5]	$10,230[5]	$36,718[6]	$236,500[5]	$82,182[7]

Turning challenge into opportunity.

You can get there from here. If today's retirement landscape has changed, so has the right way to navigate it. You don't have to sacrifice performance for protection, or vice versa. You can find your own, personal comfort zone—a path to retirement that's just for you.

1 TThe People History, "1987," 2019.
2 CNBC, "Here's how much more expensive it is for you to go to college than it was for your parents," 2017.
3 U.S. Census Bureau, "Median and Average Sales Prices of New Homes Sold in United States," 2019.
4 U.S. National Library of Medicine, National Institutes of Health, "Trends in Nursing Home Expenses, 1987 and 1996," 2013.
5 The People History, "Our Price Basket," 2019.
6 CNBC, "Car prices are increasing–here's how that can hurt Americans," October 22, 2019.
7 SeniorLiving, "Nursing Home Costs," 2019.



A new way to plan for retirement.

Traditional investment diversification doesn't offer protection. Avoiding risk altogether offers no chance for growth. But there's a new way. **MEMBERS® Horizon II Variable Annuity** lets you diversify for higher growth potential and set a personal limit on loss for a portion of your money — all in one place.

With Horizon, you choose from a wide range of investment options aligned with your risk tolerance and financial goals. Then you decide how much of your money to protect from market risk and the exact level of that protection. For the portion you protect, you set your downside limit — called a floor — along with a corresponding cap on the upside. Once your floor is set, you can't lose more than that on the risk control side, no matter what happens in the markets.

The result? A highly personalized investment strategy built to help you stay in the market and ride out volatility. **With Horizon, you're in control.**


Horizon Annuity
Traditional Diversification
No Protection
Upside Potential
Downside Protection
Avoiding Risk
Low Growth Potential
Confidence
Provided through guarantees[1]

[1] All guarantees are based on the claims-paying ability of the issuing company.

A modern approach to diversification.

Horizon is an insurance contract that lets you expand your approach to capture growth but also limit downside risk. Part of your money may be diversified across a range of asset classes and variable funds. The other part may be invested in index-linked accounts where you set a limit on loss. The result is flexibility to invest the way you want — and the confidence to stay in the market.

The building blocks of a Horizon portfolio

>> **Risk Control:** Any remaining percentage is invested in accounts linked to a market index — S&P 500, MSCI EAFE or both — where you establish limits on loss. With this portion, you set your own performance zone of gain and loss on the dollars linked to each index. If you're a more aggressive investor, you can widen that zone. If you'd rather play it safe, narrow it. **The decision is yours.**

>> **Variable:** You decide what percentage of your money is fully exposed to the market and how it's invested. You can choose a mix of equity, fixed income and specialty funds that fits your risk tolerance and investment style.



60% Risk Control
11%
8%
Secure
Narrow
Wide
-5%
-10%
Upside Potential
0%
Downside Protection
Stocks + Bonds
40% Variable



Risk control protects against volatility.

Index	Details
S&P 500	This equity index tracks changes in market value for 500 major U.S. companies, and generally represents the performance of the U.S. stock market as a whole.
MSCI EAFE	This international equity index measures the performance of developed markets outside the U.S. and Canada, including those in Europe, Australia and Southeast Asia.

On Horizon's risk control side, during your risk control account period, you have the option to link dollars to the performance of a market index and set a limit on loss.

For each index, you allocate between two risk control accounts — each with its own range of possible investment performance. The blend between the two determines your performance zone of upside potential and downside protection:

- **Secure Account** has a declared rate cap and a 0% floor. These dollars are safe from market downturns and receive modest growth potential.
- **Growth Account** has a higher declared rate cap and a -10% floor. Dollars invested here can experience limited losses if the index is down, but when the index is up these dollars have more room to grow.

By blending your allocation to the two accounts, you set your personal comfort zone to control market risk and participate in market reward.

Lock in the gain, lock out the loss.

These charts show how your choice of zone and the performance of the index determine interest credited to your contract for a given year. In these two scenarios, rate caps are 5% for the Secure Account and 13% for the Growth Account. A 50/50 allocation means a blended comfort zone with 9% upside potential and -5% downside protection. In scenario A, the index is up 8% for the year. In scenario B, it's down 8%. Hypothetical values show how it all comes together to help you lock in gains when times are good, and lock out losses outside your comfort zone when times are bad.


A Market gain
S&P 500 Index returns 8%
50%
Allocated to Secure Account
+
50%
Allocated to Growth Account
=
Index Interest
Your Blended Zone Calculation
+8%
Cap 5%
Your Return 5%
0% Floor
Cap 13%
Your Return 8%
-10% Floor
Cap 9%
Your Return 6.5%
-5% Floor
B Market loss
S&P 500 Index returns -8%
50%
Allocated to Secure Account
+
50%
Allocated to Growth Account
=
Index Interest
Your Blended Zone Calculation
Cap 5%
0% Floor
0% Your Return
-8%
Cap 13%
-10% Floor
-8% Your Return
Cap 9%
-5% Floor
-4% Your Return



The power of risk control.



Risk control protects the growth potential of your investments. Investments, including risk control strategies that could protect you from drastic market dips, can make market participation — and diversification — more attractive. They can also provide confidence as you work toward your retirement goals. Horizon's risk control aspect lets you decide how much of your investment receives full market exposure, and how much to allocate to separate risk control accounts. Index-linked risk control accounts let you set a "comfort zone" based on how much you're potentially willing to lose. That guaranteed limit on loss can keep you invested in the markets during good times and bad, freeing you from trying to "time" your investment strategy and offering potentially stabler long-term returns.

Missing best and worst days linked to S&P 500.

A risk-control strategy for a portion of your assets that means you miss the market's lows — and even some of its highs — can offer real benefits to your long-term bottom line.



Return on $100,000 Investment
$339,335
100%
in the market
9.5% Increase
$371,784
Miss
10
Best and
Worst Days
17.8% Increase
$399,974
Miss
20
Best and
Worst Days
23.2% Increase
$418,387
Miss
30
Best and
Worst Days
23.4% Increase
$418,998
Miss
40
Best and
Worst Days

Growth of $100,000 investment (1994 – 2014)[1]

[1] Stock Trader's Almanac, "Proving Grounds: 'Don't Miss the Best Days' Fallacy", Sept. 15, 2015.

The variable side: Market-driven growth potential.

The variable side of Horizon gives you the freedom to diversify among a wide variety of funds from different asset classes. Over time, that diversification could provide greater opportunities for growth and help reduce the overall volatility of your portfolio.

Asset Class	Details
Money Market	Considered a cash investment, money market funds provide stability in exchange for lower returns.
Allocation	These investments provide their own mix of asset classes using a variety of stock, bond and cash securities.
Bond	Bonds are typically less volatile than stocks, but can yield lower returns as a result. Most bond funds are subject to interest rate risk, which means if interest rates go up, fund values go down.

Asset Class	Details
U.S. Stock	Stock funds are typically categorized based on company size, sector or their focus on growth or value. U.S. equities have proven to be a strong source of long-term growth but can be volatile over shorter periods.[1]
International Stock	These funds invest in companies and markets outside of the U.S. While global equity investments can help diversify your portfolio, they also come with their own risks.
Specialty	An alternative to traditional assets, these funds invest in assets like real estate, commodities or infrastructure. Specialty funds can be a source of positive returns (and volatility) when other asset classes are underperforming.

[1] Past performance does not guarantee future results.

How it works.

With broader opportunities for diversification including risk control, you have the potential to benefit in times of strong market performance and limit losses on a portion of your dollars during market downturns. That helps build confidence as you plan for whatever lies ahead. Consider a hypothetical Horizon portfolio at work in the charts on these pages.

1. **You set your allocation between risk control and variable accounts.**

2. **You divide your allocation between indexes within the risk control account.**

   Set the percentages invested in the S&P 500 and/or the MSCI EAFE indexes.

3. **You set your allocation in the risk control account between growth and secure.**

4. **You choose the investment make-up of your variable account.**

   You can invest stock funds or bond funds, active funds, passive funds or a blend of both.

A simple, yet comprehensive investment platform.

Risk Control Accounts

S&P 500	MSCI EAFE
Secure 0%	Secure 0%
Growth -10%	Growth -10%

+

Variable Accounts

Columbia Threadneedle Investments, Invesco, OppenheimerFunds, American Funds, Dimensional, Goldman Sachs Asset Management, BlackRock, Franklin Templeton Investments, T. Rowe Price, TOPS, PIMCO, MFS, Putnam Investments, Vanguard, Lazard Asset Management, Morgan Stanley Investment Management

- 17 Money Managers
- 44 Variable Accounts
- 6 Express Portfolios
- Build Your Own Portfolio

Horizon II in action.

This chart shows how a Horizon portfolio can combine a comfort zone of risk control with variable dollars invested for greater growth potential. Together, the two sides of the contract are able to recover from a dramatic market drop and enjoy the gains that follow. Rate caps are declared based on current market conditions and are subject to change.

Period Ending	BENCHMARK INDEX	HORIZON PORTFOLIO (50/50 RISK CONTROL/VARIABLE)[2]						
	S & P 500 Index Return	Risk Control		Variable		Contract Value	Surrender Value	Death Benefit
		Annual Return	Account Value	Annual Return	Account Value			
			$125,000		$125,000	$250,000	$227,500	$250,000
Drastic loss 2008	-38.49%	-10.00%	$110,625	-41.72%	$70,798	$183,476	$168,798	$250,000
2009	23.45%	15.50%	$127,772	37.75%	$96,132	$228,122	$212,153	$250,000
2010	12.78%	11.28%	$142,187	16.81%	$112,734	$259,408	$243,843	$259,408
2011	0.00%	-1.50%	$140,051	-6.64%	$106,056	$249,487	$237,013	$250,000
2012	13.41%	11.91%	$156,724	15.90%	$123,025	$283,565	$272,223	$283,565
2013	29.60%	15.50%	$169,675	30.28%	$169,675	$346,259	$346,259	$346,259
2014	11.39%	9.89%	$186,457	7.19%	$179,784	$375,828	$375,828	$375,828
2015	-0.73%	-2.23%	$182,305	0.38%	$179,865	$372,306	$372,306	$372,306
2016	9.54%	8.04%	$196,953	6.90%	$192,708	$400,103	$400,103	$400,103
2017	19.42%	15.50%	$227,481	28.30%	$243,793	$487,614	$487,614	$487,614
2018	-6.24%	-7.74%	$209,880	-7.28%	$224,008	$451,046	$451,046	$451,0461
2019	28.88%	15.50%	$266,391	28.42%	$266,391	$551,573	$551,573	$551,573
Net Return[1]	**6.79%**	**6.39%**		**7.28%**		**6.82%**		

Controlling risk by placing a comfort zone on a portion of your investment could provide greater protection and potential when compared to a traditional diversified portfolio.

This example is for illustrative purposes only. **The performance quoted represents past performance and does not guarantee future results. Current performance may be lower or higher than the performance quoted. Please obtain the data for the most recent month end by calling 800.798.5500 or visiting our website at www.cmannuities.com.** Annuity contract values, death benefits and other values fluctuate based on the performance of the investment options and may be worth more or less than your total purchase payment when surrendered.

[1] The net returns shown reflect the deduction of all applicable contract fees and charges.

[2] The Horizon portfolio assumes 100% allocation to S&P 500 growth risk control account with an annual cap of 17.00% and annual floor of -10.00%, and variable returns based on four variable funds. Horizon rebalances annually between risk control accounts and between variable subaccounts, and every six years between risk control and variable sides of the contract. Values assume a 1.50% contract fee. No one knows what the future holds, but a Horizon Annuity has the potential to deliver higher returns through market cycles.

NONSTANDARDIZED PERFORMANCE THROUGH 3/31/2020				
Fund	Inception	1 year	5 year	10 year
American Funds IS® Growth I	2/8/84	-0.86%	8.98%	10.44%
Vanguard VIF International	6/3/94	-5.49%	4.08%	4.95%
Vanguard VIF Capital Growth	12/3/02	-8.80%	6.06%	10.03%
Vanguard VIF Mid-Cap Index	2/9/99	-18.07%	0.43%	7.10%

ADJUSTED NONSTANDARDIZED PERFORMANCE THROUGH 3/31/2020				
Fund	Inception	1 year	5 year	10 year
American Funds IS® Growth I	2/8/84	-9.86%	8.12%	10.44%
Vanguard VIF International	6/3/94	-14.49%	3.04%	4.95%
Vanguard VIF Capital Growth	12/3/02	-17.80%	5.10%	10.03%
Vanguard VIF Mid-Cap Index	2/9/99	-27.07%	-0.78%	7.10%

STANDARDIZED RETURN THROUGH 3/31/2020				
Fund	Inception	1 year	5 year	10 year
American Funds IS® Growth I	7/11/16	-9.86%	–	–
Vanguard VIF International	7/11/16	-14.49%	–	–
Vanguard VIF Capital Growth	7/11/16	-17.80%	–	–
Vanguard VIF Mid-Cap Index	7/11/16	-27.07%	–	–

The table on page 16 is intended to show the mechanics of a Horizon variable annuity. The four funds were selected based on the following criteria: Morningstar rating, inception date, and investment category.

The variable funds shown above were used to illustrate Horizon variable account performance. Investors should consider their risk tolerance, time horizon and financial objectives when choosing funds and allocations. Asset allocation and diversification does not guarantee gains or eliminate the risk of investment loss.

1 Availability and benefits vary by state.

2 Withdrawals before age 59½ may be subject to a 10% federal tax penalty. Consult your financial advisor and tax professional regarding the impact of any withdrawals.

Future flexibility

Your initial payment begins your diversification strategy, and you may add payments after issue to help build your savings.

Reallocation and rebalancing

On the variable side, you can reallocate between subaccounts at any time. On the risk control side, each year you can reset the zone for an index by reallocating between accounts. If you don't reallocate, accounts automatically rebalance on anniversary to maintain your zone. At the end of your risk control account period you have more options. See your fact sheet for details.

Health hardships

You have access to contract value — without any applicable surrender charge — in times of critical need, including confinement to a nursing home or hospital, or diagnosis of a terminal illness.[1]

Guaranteed income for life

After two years you have options to convert your contract value into a stream of retirement income.[1]

Legacy for loved ones

In the event of death before starting annuity income, your entire contract value or your total net purchase payments — whichever is larger — passes to your named beneficiaries.

A long-term promise

Purchasing an annuity represents an important step — your commitment to retirement planning and our promise to help protect your investment for the future. As a result, annuities are designed to be held until the end of the risk control account period.

If needs arise, you have options to withdraw value. Depending on the share class, and amount and timing of your withdrawal, a surrender charge and market value adjustment may apply.[2] Refer to the fact sheet for details on charges for early withdrawals.

Horizon II is designed to deliver risk control and investment flexibility for a reasonable price. Fund fees pay for investment management of just those variable subaccounts you choose, and the contract fee pays for everything else. The result is a total "all-in" fee that lets you easily diversify the way you want — **with a company you can trust.**



Highly rated, highly respected.

Horizon Annuity is issued by MEMBERS Life Insurance Company (MEMBERS Life), a subsidiary of CMFG Life Insurance Company (CMFG Life) and part of CUNA Mutual Group.

As of December 31, 2019, financial records of CMFG Life's parent, CUNA Mutual Holding Company, a Fortune 1000 company, indicated:

$24.6 billion
in assets

$20.5 billion
in liabilities

$4.1 billion
in policyholder surplus

We're proud of our financial strength ratings. They're a sign of our long-term ability to deliver on our commitments.*

A.M. Best Company
A (Excellent)
Third-highest rating of 16

Moody's Investors Service
A2
Sixth-highest rating of 21

Standard & Poor's Ratings Service
A
Sixth-highest rating of 21

A.M. Best Company, Moody's Investors Service and S&P Global are credit rating organizations serving the insurance and other financial services industries Ratings reflect the opinion of the relative financial strength and operating performance of the company. These ratings are subject to change. Investors should monitor ratings and financial strength of MEMBERS Life Insurance Company while they hold a contract.

*Ratings apply to CMFG Life I and its subsidiaries, MEMBERS Life, and CUMIS Insurance Society, Inc.

Take control of your retirement journey.

To obtain a paper copy of the prospectus,
please contact your advisor or call
888.888.3940.

Annuities are long-term insurance products designed for retirement purposes. Many variable annuities offer four main features: (1) a selection of investment options, (2) tax-deferred earnings accumulation, (3) guaranteed lifetime payout options, and (4) death benefit options. A current prospectus for the Horizon Annuity should precede or accompany this brochure. Before investing, you should consider the annuity's investment objectives, risks, charges and expenses. The prospectus contains this and other information. Please read it carefully.

This material is informational only and is not investment advice. If you need advice regarding your financial goals and investment needs, contact a financial advisor.

All guarantees are backed by the claims-paying ability of the issuer and do not extend to the performance of the underlying accounts which can fluctuate with changes in market conditions.

Annuity contract values, death benefits and other values fluctuate based on the performance of the investment options and may be worth more or less than your total purchase payment when surrendered. Past performance is no guarantee of future results. All hypothetical examples are for illustrative purposes only and do not guarantee or predict actual performance.

Withdrawals may be subject to surrender charges, and may also be subject to a market value adjustment (MVA). The MVA can have a positive or negative impact on contract values, depending on how interest rates have changed since the contract was issued. The range of fees and charges includes a contract fee of 1.50% to 1.75%, surrender charges of 0% to 9% and management fees that vary by variable subaccount investment option.

Withdrawals of taxable amounts are subject to ordinary income tax, and if taken before age 59½ may be subject to a 10% federal tax penalty. If you are considering purchasing an annuity as an IRA or other tax-qualified plan, you should consider benefits other than tax deferral since those plans already provide tax-deferred status. The company does not provide tax or legal advice. Contact a licensed professional.

Hypothetical examples do not represent any specific annuity contract and may not be used to project or predict investment results. You may not invest directly in an index. Rate caps vary by index and by risk control account and can be adjusted annually on risk control account anniversary, subject to a minimum rate cap of 1.00% and a bailout provision. A bailout rate is set for each risk control account. If the rate cap for a given year is declared below that rate, you may transfer your value from that risk control account to the variable subaccounts. You'll have 30 days after your risk control account anniversary to make this transfer.

There is no guarantee that the S&P 500 Index or MSCI EAFE Index will be available during the entire time you own your contract. We reserve the right to add, delete or substitute an index. If we substitute an index, the performance of the new index may differ from the original index. This, in turn, may affect the performance of your risk control accounts. We will not substitute an index until approved by the insurance department in your state. We reserve the right to add or substitute a risk control account. We will notify you of any change in a risk control account or Index in advance. Notification will be in your annual report unless timing of any such change would cause us to send notification prior to your risk control account anniversary.

The S&P 500 Index is a product of S&P Dow Jones Indices LLC ("SPDJI"), and has been licensed for use by CMFG Life Insurance Company (CMFG Life), the parent company of MEMBERS Life Insurance Company (MEMBERS Life). Standard & Poor's®, S&P® and S&P 500® are registered trademarks of Standard & Poor's Financial Services LLC ("S&P"); and these trademarks have been licensed for use by SPDJI and sublicensed for certain purposes by CMFG Life. This product is not sponsored, endorsed, sold or promoted by SPDJI, S&P, their respective affiliates, and none of such parties make any representation regarding the advisability of investing in this product nor do they have any liability for any errors, omissions or interruptions of the S&P 500 Index. The S&P 500 Index does not include dividends paid by the underlying companies.

This product is not sponsored, endorsed, issued, sold or promoted by MSCI, and MSCI bears no liability with respect to this product or any index on which it is based. The prospectus contains a more detailed description of the limited relationship MSCI has with CMFG Life and any related products.

CUNA Mutual Group is the marketing name for CUNA Mutual Holding Company, a mutual insurance holding company, its subsidiaries and affiliates. Annuities are issued by CMFG Life and MEMBERS Life Insurance and distributed by their affiliate, CUNA Brokerage Services, Inc., member FINRA/SIPC, a registered broker/dealer and investment advisor, 2000 Heritage Way, Waverly, IA 50677. CMFG Life and MEMBERS Life are stock insurance companies. MEMBERS® is a registered trademark of CMFG Life Insurance Company. **Investment and insurance products are not federally insured, may involve investment risk, may lose value and are not obligations of or guaranteed by any depository or lending institution.** All contracts and forms may vary by state, and may not be available in all states or through all broker/dealers. Base policy forms 2018-VA and 2018-VA-F.

MHA-2267419

5-0320-0422